                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                        Microcell Telecommunications Inc.
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                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                5 9 5 0 1 T 3 0 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                   VoiceStream Wireless Corporation 3650 131st
                                   Avenue S.E.
                               Bellevue, WA 98006
                                  (425)653-4600


--------------------------------------------------------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                February 28, 2000
                     --------------------------------------
             (Date of Event which requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

--------------------
CUSIP NO. 59501T304
--------------------
--------------------------------------------------------------------------------
 1.     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        VoiceStream Wireless Corporation
        91-1983600
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 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [ ]
                                                                 (b)  [X]
--------------------------------------------------------------------------------
 3.     SEC USE ONLY

--------------------------------------------------------------------------------
 4.     SOURCE OF FUNDS

        WC
--------------------------------------------------------------------------------
 5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                        [ ]
--------------------------------------------------------------------------------
 6.     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
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                      7.     SOLE VOTING POWER
  NUMBER OF                  9,590,000 (1)
    SHARES            ----------------------------------------------------------
BENEFICIALLY          8.     SHARED VOTING POWER
  OWNED BY                   NONE
    EACH              ----------------------------------------------------------
 REPORTING            9.     SOLE DISPOSITIVE POWER
   PERSON                    9,590,000 (1)
    WITH              ----------------------------------------------------------
                      10.    SHARED DISPOSITIVE POWER
                                      NONE
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON

        9,590,000 (1)
--------------------------------------------------------------------------------
12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES
                                                                        [ ]
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        22.7%
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON

        CO
--------------------------------------------------------------------------------
(1) Issuable upon conversion of 9,590,000 shares of Issuer's Class A Non-Voting Shares (the "Class A Shares").


               Item 1. Security and Issuer.

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               This statement on Schedule 13D relates to the Common Shares(the
"Common Stock"), of Microcell Telecommunications Inc., a Canadian corporation (the "Company"). The Company's principal executive office is located at 1000, de la Gauchetie're Street West, 25th Floor, Montreal, Quebec, Canada H3B 4W5.

               Item 2. Identity and Background.

               (a) NAME OF PERSON FILING:

               VoiceStream Wireless Corporation, a Delaware corporation ("VoiceStream").

               (b) ADDRESS OF PRINCIPAL BUSINESS AND PRINCIPAL OFFICE:

               3650 131st Avenue S.E.
               Bellevue, WA 98006

               (c) PRINCIPAL BUSINESS:

               VoiceStream is principally engaged in the provision of wireless telecommunications services and activities related thereto.

               (d) EXECUTIVE OFFICERS AND DIRECTORS OF VOICESTREAM:

               Attached hereto as Schedule I is a list of each executive officer and director of VoiceStream. The present principal occupation and business address of each of these individuals is set forth on Schedule I. Each of the aforementioned executive officers and directors is a citizen of the United States, unless otherwise indicated on Schedule I.

               (e) WHETHER DURING LAST FIVE YEARS, ANY SUCH PERSON HAS BEEN CONVICTED IN A CRIMINAL PROCEEDING (EXCLUDING TRAFFIC VIOLATIONS OR SIMILAR MISDEMEANORS) AND, IF SO, GIVE THE DATES, NATURE OF CONVICTION, NAME AND LOCATION OF COURT, ANY PENALTY IMPOSED, OR OTHER DISPOSITION OF THE CASE:

               During the past five years, neither VoiceStream nor, to the best knowledge of VoiceStream, any of the executive officers or directors listed on
Schedule I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (f) WHETHER DURING THE LAST FIVE YEARS, ANY SUCH PERSON WAS A PARTY TO A CIVIL PROCEEDING OF A JUDICIAL OR ADMINISTRATIVE BODY OF COMPETENT JURISDICTION AND AS A RESULT OF SUCH PROCEEDING WAS OR IS SUBJECT TO A JUDGMENT, DECREE OR FINAL ORDER ENJOINING FUTURE VIOLATIONS OF, OR PROHIBITING OR MANDATING ACTIVITIES SUBJECT TO, FEDERAL OR STATE SECURITIES LAWS OR FINDING ANY VIOLATION WITH RESPECT TO SUCH LAWS; AND, IF SO, IDENTIFY AND

DESCRIBE SUCH PROCEEDINGS AND SUMMARIZE THE TERMS OF SUCH JUDGMENT, DECREE OR FINAL ORDER:

               During the past five years, neither VoiceStream nor, to the best knowledge of VoiceStream, any executive officer or director listed in Schedule I, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.


               Item 3. Source and Amount of Funds or Other Consideration.

               The aggregate purchase price for the 9,590,000 Class A Shares purchased by VoiceStream was Cdn $399,998,900.00. The source of funds used in this transaction is the working capital of VoiceStream.

               Item 4. Purpose of the Transaction.

               VoiceStream and the Company are parties to that certain Stock Subscription Agreement, dated as of February 11, 2000 (the "Subscription Agreement"), pursuant to which VoiceStream purchased from the Company 9,590,000 of the Company's Class A Shares in exchange for cash. Class A Shares are immediately exchangeable into voting Common Stock of the Company. VoiceStream purchased the Company's Class A Shares for investment purposes only.

               Item 5. Interest in Securities of the Issuer.

               (a) AGGREGATE NUMBER AND PERCENTAGE OF SECURITIES BENEFICIALLY
OWNED:

               Pursuant to the Securities Purchase Agreement, VoiceStream acquired 9,590,000 shares of Class A Shares, as described in Item 4. Class A Shares are immediately exchangeable into voting Common Stock of the Company. By means of such acquisition, VoiceStream is the beneficial owner of shares of Common Stock, representing 22.7% of the issued and outstanding Common Stock.

               (b) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS POWER TO VOTE:

               Upon conversion of the Class A Shares to Common Stock, VoiceStream will have the sole power to vote all of such shares of Common Stock.

               (c) TRANSACTIONS EFFECTED DURING THE PAST 60 DAYS OR SINCE THE MOST RECENT FILING ON SCHEDULE 13D, WHICHEVER IS LESS:

               None.

               Item 6. Contracts, Arrangements, Understandings or Relationships Involving Securities of the Issuer.

               VoiceStream and Telesystem Enterprises (T.E.L.) Ltd., a Canadian corporation ("Telesystem"), are parties to a certain Shareholders Agreement (the "Shareholders Agreement"), dated as of February 11, 2000, pursuant to which Telesystem shall, and shall cause each of its affiliates to, use its best efforts to cause its nominees to the Board of Directors of the Company to vote for the appointment of two (2) directors designated by VoiceStream as provided in the Subscription Agreement described in Item 4, and VoiceStream shall vote all of its Common Stock in favour of the election of Telesystem's nominees to the Board of Directors. The Shareholders Agreement further provides that if Telesystem or Investissement T.E.L. Inc. or Telesystem Ltd., the parent company of Telesystem (collectively, the "Seller") desires to enter into a transaction the effect of which, directly or indirectly, results in a change of control in any Seller, then the Seller shall first offer the opportunity to VoiceStream (or its designees) to complete the transaction on the same terms and conditions in accordance with the procedures set forth in the Shareholders Agreement.


               The foregoing description of the Shareholders Agreement is subject to, and qualified in its entirety by reference to, the Shareholders Agreement, which is filed as Exhibit 10.2 and incorporated by reference into this Item 6.


               Item 7. Material To be Filed as Exhibits.


               10.1 Stock Subscription Agreement, dated as of February 11, 2000, by and among VoiceStream Wireless Corporation and Microcell Telecommunications Inc. [Incorporated by reference to Exhibit 10.1 to Voicestream's Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 3, 2000]



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

               10.2 Shareholders Agreement of Microcell Telecommunications Inc., dated as of February 11, 2000, by and between VoiceStream Wireless Corporation and Telesystem Enterprises (T.E.L.) Ltd. [Incorporated by reference to Exhibit
10.2 to Voicestream's Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 3, 2000]



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

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2000

                                            VOICESTREAM WIRELESS CORPORATION



                                            By:       /s/ Alan R. Bender
                                               ---------------------------------
                                                Name: Alan R. Bender, Esq.
                                                Title:Executive Vice President

                                   Schedule I


                       Executive Officers and Directors of

                        VoiceStream Wireless Corporation

                               Executive Officers

VS = VoiceStream Wireless Corporation, 3650 131st Avenue S.E., Bellevue, WA 90086 WWC = Western Wireless Corporation, 3650 131st Avenue S.E.,
Bellevue, WA 90086


Name and Business Address                       Occupation
-------------------------                       ----------
John W. Stanton                                 Chairman, Director and Chief
3650 131st Avenue S.E.                          Executive Officer of VS and WWC
Bellevue, WA 98006

Robert R. Stapleton                             President and Director of VS
3650 131st Avenue S.E.
Bellevue, WA 98006

Donald Guthrie                                  Vice Chairman and Director of VS
3650 131st Avenue S.E.                          Vice Chairman of WWC
Bellevue, WA 98006

Cregg B. Baumbaugh                              Executive Vice President -
3650 131st Avenue S.E.                          Finance, Strategy and
Bellevue, WA 98006                              Development of VS

Alan R. Bender                                  Executive Vice President,
3650 131st Avenue S.E.                          General Counsel and Secretary of
Bellevue, WA 98006                              VS and WWC

Robert P. Dotson                                Senior Vice President -
3650 131st Avenue S.E.                          Marketing of VS
Bellevue, WA 98006

Timothy R. Wong                                 Senior Vice President -
3650 131st Avenue S.E.                          Engineering of VS
Bellevue, WA 98006

Patricia L. Miller                              Vice President, Controller and
3650 131st Avenue S.E.                          Principal Accounting Officer of
Bellevue, WA 98006                              VS

                                    Directors


Name and Business Address                       Occupation
-------------------------                       ----------
John W. Stanton                                 Chairman, Director and Chief
3650 131st Avenue S.E.                          Executive Officer of VS and WWC
Bellevue, WA 98006

Robert R. Stapleton                             President and Director of VS
3650 131st Avenue S.E.
Bellevue, WA 98006

Donald Guthrie                                  Vice Chairman and Director of VS
3650 131st Avenue S.E.                          Vice Chairman of WWC
Bellevue, WA 98006

Canning Fok                                     Group Managing Director of
Hutchison Whampoa Limited                       Hutchison Whampoa Limited, 22nd
22nd Floor, Hutchison House                     Floor, Hutchison House
10 Harcourt Road                                10 Harcourt Road
Hong Kong                                       Hong Kong


        All of the above executive officers and directors are citizens of the United States except Canning Fok, who is a citizen of Australia.

                                  Exhibit Index

               10.1 Stock Subscription Agreement, dated as of February 11, 2000, by and among VoiceStream Wireless Corporation and Microcell Telecommunications Inc. [Incorporated by reference to Exhibit 10.1 to Voicestream's Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 3, 2000]

               10.2 Shareholders Agreement of Microcell Telecommunications Inc., dated as of February 11, 2000, by and between VoiceStream Wireless Corporation and Telesystem Enterprises (T.E.L.) Ltd. [Incorporated by reference to Exhibit
10.2 to Voicestream's Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 3, 2000]